July 16, 2015

Jeff Long
Staff Accountant
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wakefield Alternative Series Trust, File Nos. 333-177169, 811-22612

Dear Mr. Long:

On June 16, 2015, you provided oral comments with respect to the annual report for the fiscal year ended June 30, 2014 for Wakefield Alternative Series Trust (the "Trust"), which was included in Form N-CSR.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.  Please provide the ticker symbols for each series of the Trust on the EDGAR system.

Response.  The Fund’s administrator will list the ticker for each series in the Trust on the EDGAR system.

Comment 2.  In future shareholder reports, please clarify in the notes to the financial statements section that amounts waived by the Trust’s adviser pursuant to the expense limitation agreement may only be repaid by a series of the Trust within three fiscal years following the fiscal year in which the waiver or reimbursement occurred and only if such repayment can be made with a series of the Trust exceeding its current expense limitations.

Response.  Future shareholder reports for the Trust will provide the following disclosure (changes in italics):

Any waiver or reimbursement by the Advisor is subject to repayment by the Funds within the three fiscal years following the fiscal year in which the waiver or reimbursement occurred, if the Funds are able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP